Exhibit 12
COOPER INDUSTRIES PLC
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Thousands)
(Unaudited)

	Three Months Ended
	March 31,				Year Ended December 31,
	2011		2010		2010		2009		2008		2007		2006
Interest Expense	$17,340		$12,800		$51,450		$64,200		$70,400		$51,000		$51,500

Estimated Interest Portion of Rent Expense	3,500		3,787		14,800		14,284		14,058		12,132		10,168

Fixed Charges	$20,840		$16,587		$66,250		$78,484		$84,458		$63,132		$61,668

Income From Continuing Operations Before Income Taxes	$181,300		$146,800		$530,100		$482,700		$807,200		$826,200		$647,700

Add: Fixed Charges	20,840		16,587		66,250		78,484		84,458		63,132		61,668
Distributed income of Equity Investees	5,362		—		—		—		—		—		—

Less: Equity in (Income)/Losses of Equity Investees	(14,475)		—		(22,768)		—		7,765		(265)		(724)

Earnings Before Fixed Charges	$193,027		$163,387		$573,582		$561,184		$899,423		$889,067		$708,644

Ratio of Earnings to Fixed Charges	9.3	x	9.9	x	8.7	x	7.2	x	10.6	x	14.1	x	11.5	x